Exhibit 2.1

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of April 14, 2014, by and among NTS, Inc., a Nevada corporation (“NTS”), T3 North Intermediate Holdings, LLC, a Nevada limited liability company (“T3”) and North Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of T3, and this Amendment amends that certain Agreement and Plan of Merger, dated as of October 20, 2013, by and among NTS, T3 and Merger Sub (the “Merger Agreement”). Capitalized terms used in this Amendment and not defined herein shall have the meanings given to such terms in the Merger Agreement.

WHEREAS, in accordance with Section 8.2 of the Merger Agreement, the parties hereto wish to amend the Merger Agreement as specified herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.             Amendment to Section 7.1(b)(i). Section 7.1(b)(i) is deleted and replaced in its entirety with the following:

(i)      if the Merger shall not have been consummated on or before May 19, 2014 (the “Expiration Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Expiration Date was primarily due to the breach in any material respect of any of such party’s obligations under this Agreement; or.

2.             Effectiveness. All of the provisions of this Amendment shall be effective as of the date hereof. Except as specifically provided for in this Amendment, all of the terms of the Merger Agreement shall remain unchanged and are hereby confirmed and remain in full force and effect, and, to the extent applicable, such terms shall apply to this Amendment as if it formed part of the Merger Agreement.

3.             Effect of Amendment. Whenever the Merger Agreement is referred to in the Merger Agreement or in any other agreements, documents or instruments, such reference shall be deemed to be to the Merger Agreement as amended by this Amendment.

4.             Counterparts. This Amendment may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute a single instrument.

5.             Governing Law. This Amendment shall deemed to be made in and in all respects shall be interpreted, construed, and governed by and in accordance with the law of the State of Nevada without regard to the conflicts of law principles thereof.

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IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

NTS, Inc.

By:	/s/ Guy Nissenson
Name:	Guy Nissenson
Title:	President and CEO

T3 North Intermediate Holdings, LLC

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	President

North Merger Sub, Inc.

By:	/s/ William D. Forrest
Name:	William D. Forrest
Title:	President

Signature Page to Amendment to Merger Agreement